SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                    May 2004

                               BAYTEX ENERGY TRUST
                 (Translation of registrant's name into English)

                           2200, 205 - 5TH AVENUE S.W.
                            CALGARY, ALBERTA, CANADA
                                     T2P 2V7
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  [_]           Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes  [_]                  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________.

EXHIBIT NO.           DOCUMENT
-----------           --------

     1.               Press Release April 19, 2004

     2.               Press Release May 3, 2004

     3.               Press Release May 11, 2004

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BAYTEX ENERGY TRUST
                                                (Registrant)

                                            By: Baytex Energy Ltd.



                                             /s/ Daniel G. Belot
                                             ----------------------------------
                                             Name:  Daniel G. Belot
                                             Title: Vice President, Finance and
                                                    Chief Financial Officer



Dated: May 11, 2004